Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Twelve	Three
	Months	Months	Year Ended
	Ended	Ended
	3/31/01	3/31/01
(millions, except ratios)	(unaudited)	(unaudited)	2000	1999	1998	1997	1996

Fixed Charges
Interest and amortization of debt discount and expense on all
indebtedness	$1,244	$312	$1,248	$1,268	$1,423	$1,409	$1,365

Add interest element implicit in rentals	140	39	136	133	144	147	121
	1,384	351	1,384	1,401	1,567	1,556	1,486
Interest capitalized	6	2	4	5	5	3	5

Total fixed charges	$1,390	$353	$1,388	$1,406	$1,572	$1,559	$1,491

Income
Income from continuing operations	$1,284	$176	$1,343	$1,453	$1,072	$1,188	$1,271
Deduct undistributed net income
(loss) of unconsolidated companies	17	0	17	(5)	11	13	8
	1,267	176	1,326	1,458	1,061	1,175	1,263

Add
Fixed charges (excluding interest capitalized)	1,384	351	1,384	1,401	1,567	1,556	1,486
Income taxes	789	98	831	904	766	912	834
Income before fixed charges and
income taxes	$3,440	$625	$3,541	$3,763	$3,394	$3,643	$3,583

Ratio of income to fixed charges	2.47	1.77	2.55	2.68	2.16	2.34	2.40